(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-15850

CUSIP NUMBER Q04020 10 5 (ordinary shares) 03634M 10 9 (ADRs)

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ANSELL LIMITED
Full Name of Registrant

PACIFIC DUNLOP LIMITED
Former Name if Applicable

LEVEL 3, 678 VICTORIA STREET
Address of Principal Executive Office (Street and Number)

RICHMOND VICTORIA 3121 AUSTRALIA
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ansell Limited is a Foreign Private Issuer that lodges an Annual Report on Form 20-F with the Securities and Exchange Commission (SEC), including financial statements prepared in accordance with Australian GAAP, which are lodged under Item 18 of that Form. That filing is due to be lodged by 30 December 2004. Ansell’s auditor,

KPMG, has informed Ansell that the lodgement date will not be achieved, and it is also unlikely that the lodgement will be achieved by the end of the permitted fifteen day extension period specified in Rule 12b-25(b).

Ansell’s financial statements for the year ended 30 June 2004 prepared in accordance with Australian GAAP and issued and lodged with the Australian Stock Exchange and the Australian Securities and Investment Commission have been furnished to the SEC on Form 6-K lodged on 28 September 2004. The issue precluding a timely filing of Ansell’s Form 20-F relates only to the Australian GAAP/US GAAP reconciliation of results of operations and net assets of a separate partnership investment of Ansell described in detail below. It is important to note that the issue relates to US GAAP only.

Ansell has an interest in Australia in the South Pacific Tyres partnership (SPT). Ansell’s approximately 50% interest in SPT has previously been determined to meet those requirements which require the filing, under Rule 3-09 of Regulation S-X, of SPT’s separate financial statements. Such separate financial statements, for the years 2001, 2002 and 2003 have previously been presented in accordance with Item 17 requirements as set out in Form 20-F, and filed in conjunction with Ansell’s 20-F filings for those years.

The other partner in SPT is the Goodyear Tire and Rubber Company (Goodyear). Goodyear have announced that they will file an amendment to their 2003 annual report on Form 10-K which will make additional financial disclosure related to certain non-US affiliates, including SPT. Goodyear have advised that in the course of preparing these additional financial disclosures re SPT for their amended 10-K filing, questions have arisen re the accounting treatment of certain transactions under US GAAP.

It has become evident from discussions between Goodyear, and SPT’s auditor KPMG, that there may be a need for certain restatements of the previously reported results set out in SPT’s previously filed Item 17 financial statements. The possible restatements are:

(i)	certain items of expense recorded under Australian GAAP may need to be recorded in different periods under US GAAP, and vice versa.

(ii)	an item of income recorded under Australian GAAP in 2001 may need to be recorded differently under US GAAP.

The matter referred to in item (ii) above has been the subject of considerable discussion between Goodyear and SPT, and PwC and KPMG, their respective auditors. At this time there is no agreement between the parties as to the requirements of US GAAP in respect of item (ii).

Because the issue referred to in item (ii) above has not been resolved, the results of operations and net assets of SPT, determined in accordance with US GAAP, have not been finally determined and are not available to Ansell. Ansell therefore is unable to finally determine its results and net assets under US GAAP for 2004; and for any other period – as set out above -for which a possible restatement may result.

Again, it is important to note that this is a US GAAP issue only.

Once resolution is achieved, Ansell will assist Goodyear and SPT, to the extent practicable, in making any restated SPT financial statements available for audit. Ansell will also then make such audited statements available in support of the presentation requirements in respect of Ansell’s audited financial statements under Item 18, and in respect of the requirement to file such statements under Rule 3-09.

Because of the complexity of the determination process Ansell does not anticipate that it will be able to file such financial statements, and consequently its Form 20-F, until February 2005.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

RUSTOM JILLA	(732)	345-5359
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ansell cannot reasonably estimate the amount of the change in results of operations from the corresponding period for the last fiscal year until the determination process described above re Australian GAAP/US GAAP reconciliation related to SPT has been completed.

ANSELL LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	DECEMBER 30, 2004	By	/s/ Rustom Jilla
Rustom Jilla Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

2

30 December 2004

The Audit Committee

Ansell Limited

Level 3

678 Victoria Street

Richmond, 3121

Australia

Dear Sirs

Form 12b-25 - Notification of late filing by Ansell Limited of its annual report on Form 20-F

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of Part II of Form 12b-25.

We are the Independent Registered Public Accounting Firm appointed in respect of the audit of the financial statements of Ansell Limited (the Registrant), a Foreign Private Issuer incorporated in Australia, and of the South Pacific Tyres (SPT) partnership, an equity accounted affiliate of the Registrant which operates in Australia. Under Rule 3-09 of Regulation S-X, SPT’s separate financial statements have previously been presented in accordance with Item 17 requirements as set out in Form 20-F, and filed in conjunction with the Registrant’s Form 20-F filings. Additionally, the Registrant’s share of net income and net assets of SPT, determined in accordance with US Generally Accepted Accounting Principles (US GAAP) is required to be determined in order to enable the Registrant to present a full reconciliation of its net income and equity determined in accordance with Australian Generally Accepted Accounting Principles (AGAAP), to its net income and equity determined in accordance with US GAAP.

The Registrant has stated in Part II of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 20-F for the year ended June 30, 2004 by the due date, or by the date further specified in Rule 12b-25(b), because the other partner in SPT has recently advised the Registrant that it is, now, also required under Rule 3-09 to lodge the separate financial statements of SPT.

Resulting from the consideration of these requirements by the other partner, we are advised that there may be a need for certain restatements of the prior year results and net assets of SPT, as determined in accordance with US GAAP, and set out in those previously filed Item 17 financial statements. Additionally, any such restatements may result in restatements of the results and net assets of the Registrant, as presented in the reconciliations determined in accordance with US GAAP.

Because SPT and the Registrant are unable at this time to present such information in the US GAAP reconciliation footnote in their financial statements for 2004; and for any other period for which a possible restatement may result, we are unable to complete our procedures for a timely filing because the information is not yet available.

We are advised that SPT and the Registrant will each make financial statements available for audit as soon as possible. We have confirmed to both SPT and the Registrant that our audit procedures will be completed most expeditiously thereafter.

/s/ KPMG

Melbourne